Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-295219

Southern California Gas Company

Final Term Sheet

May 11, 2026

5.900% First Mortgage Bonds, Series FFF, due 2056

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated May 11, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 21, 2026 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings*:	Aa3 (stable) by Moody’s Investors Service, Inc. A (stable) by S&P Global Ratings AA- (stable) by Fitch Ratings, Inc.

Trade Date:	May 11, 2026

Settlement Date:	May 15, 2026 (T+4)

Securities Offered:	5.900% First Mortgage Bonds, Series FFF, due 2056 (the “Bonds”)

Aggregate Principal Amount Offered:	$650,000,000

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2026

Coupon:	5.900% per annum, accruing from May 15, 2026

Maturity:	June 1, 2056

Yield to Maturity:	5.933%

Spread to Benchmark Treasury:	+95 basis points

Benchmark Treasury:	4.625% due November 15, 2055

Benchmark Treasury Yield:	4.983%

Optional Redemption Provision:	At the Company’s option, prior to December 1, 2055 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. At the Company’s option, on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.536%, plus accrued interest, if any

CUSIP:	842434 DE9

ISIN:	US842434DE93

Total Net Proceeds:	Approximately $641.3 million, after deducting the underwriting discount but before deducting the estimated offering expenses payable by the Company.

Joint Book-Running Managers:	BNP Paribas Securities Corp. CIBC World Markets Corp. Mizuho Securities USA LLC Wells Fargo Securities, LLC Academy Securities, Inc.

Co-Managers:	CastleOak Securities, L.P.
Independence Point Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403 or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.